EXHIBIT 12

                            Pseg Energy Holdings Inc.

               Computation of Ratios of Earnings to Fixed Charges


                                    Three Months Ended
                                          March 31,                       Years Ended December 31,
                                    -------------------   ----------------------------------------------------
                                      2000       1999       1999       1998       1997       1996       1995
                                    --------   --------   --------   --------   --------   --------   --------
                                       (unaudited)
Earnings as Defined in
  Regulation S--K (A):
Pre-tax income from Continuing
  Operations .....................  $ 45,011   $ 39,203   $176,024   $ 97,560   $ 73,450   $ 73,370   $ 70,646
(Income)/Loss from equity
  investees net of distributions .     1,676     (7,306)     8,622     30,228    (35,318)    49,718     13,107
Fixed Charges ....................    39,854     20,400    106,092     93,936     79,351     60,714     59,834
Amortization of capitalized
   interest ......................        44         41        168        320        485        484        484
Capitalized interest .............    (4,017)      (552)    (8,484)    (1,181)    (5,065)    (1,301)    (1,896)
                                    --------   --------   --------   --------   --------   --------   --------
Earnings .........................  $ 82,568   $ 51,786   $282,422   $220,863   $112,903   $182,985   $142,175
                                    ========   ========   ========   ========   ========   ========   ========
Fixed Charges as Defined in
  Regulation S--K (B):
Total interest expensed and
  capitalized ....................  $ 39,088   $ 19,829   $103,169   $ 91,548   $ 77,428   $ 59,562   $ 58,790
Interest in rental expense .......       766        571      2,923      2,388      1,923      1,152      1,044
                                    --------   --------   --------   --------   --------   --------   --------
Total Fixed Charges ..............  $ 39,854   $ 20,400   $106,092   $ 93,936   $ 79,351   $ 60,714   $ 59,834
                                    ========   ========   ========   ========   ========   ========   ========
Ratio of Earnings to Fixed
  Charges ........................      2.07       2.54       2.66       2.35       1.42       3.01       2.38
                                    ========   ========   ========   ========   ========   ========   ========


(A) The term "earnings" shall be defined as pre-tax income from continuing operations before adjustment for minority interests or income or loss from equity investees. Add fixed charges adjusted to exclude and (a) the amount of any interest capitalized during the period, (b) amortization of capitalized interest and (c) distributed income of equity investees. From the total, subtract interest capitalized.

(B) Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, and (c) an estimate of interest implicit in rentals.